UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ENTASIS THERAPEUTICS HOLDINGS INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

293614 103

(CUSIP Number)

Geoffrey Hulme
Interim Principal Executive Officer
Innoviva, Inc.
1350 Old Bayshore Highway Suite 400
Burlingame, CA
877-202-1097

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 11, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. .. 04216R 102...

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Innoviva, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 28,000,000 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 28,000,000 (1)
	10	SHARED DISPOSITIVE POWER [0]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,000,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.8% (1)
14	TYPE OF REPORTING PERSON CO

(1)
Based on 14,614,073 shares of Common Stock outstanding as of April 30, 2020 (inclusive of the 1,322,510 shares of Common Stock issued by the Issuer to the Reporting Person on April 23, 2020), as reported by the Issuer in its Form 10-Q filed on May 7, 2020, plus (i) 12,677,490 shares of Common Stock issued by the Issuer to the Reporting Person on June 11, 2020 and (ii) Warrants to purchase 14,000,000 shares of Common Stock held by the Reporting Person.

Explanatory Note

This Amendment No. 1 (the “Amendment No. 1”) amends and supplements the initial Statement of Beneficial Ownership on Schedule 13D, as filed with the Securities and Exchange Commission on April 23, 2020 (the “Schedule 13D”) with respect to shares of common stock, $0.001 par value per share (“Common Stock”), of Entasis Therapeutics Holdings Inc., a Delaware corporation (the “Issuer”) and warrants to acquire additional shares of Common Stock of the Issuer, which are exercisable immediately and will have a five year term (“Warrants”). Innoviva, Inc. (the “Reporting Person”) is filing this amendment to reflect the acquisition of additional shares of Common Stock and Warrants. Except as specifically amended and supplemented by this Amendment No. 1, the Schedule 13D remains in full force and effect.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 in Schedule 13D is hereby supplemented as follows:

The aggregate purchase price for the Common Stock and Warrants reported in this Amendment No. 1 was approximately $31.7 million. The Common Stock and Warrants reported in this Amendment No. 1 were acquired with funds provided from working capital of the Reporting Person.

Item 4. Purpose of Transaction
Item 4 in Schedule 13D is hereby supplemented as follows:
As previously disclosed on the Schedule 13D, on April 23, 2020, the Reporting Person entered into that certain Securities Purchase Agreement with the Issuer (the “Purchase Agreement”), pursuant to which the Issuer agreed to issue and sell to the Reporting Person, in a private placement, up to 14,000,000 newly issued shares of Common Stock and Warrants to purchase up to 14,000,000 shares of Common Stock, with an exercise price per share of $2.50.
On April 22, 2020 and in connection with the first closing under the Purchase Agreement, the Issuer issued to the Reporting Person 1,322,510 shares of Common Stock and Warrants to acquire an additional 1,322,510 shares of Common Stock of the Issuer (the “First Issuance”). As previously disclosed on the Schedule 13D, as a result of, and immediately following, the First Issuance, the Reporting Person beneficially owned approximately 19.99% of the Issuer's outstanding shares of Common Stock.
At a special meeting of stockholders held on June 10, 2020 (the “Special Meeting”), the Issuer's stockholders approved the issuance of the shares of Common Stock and Warrants to the Reporting Person in the second tranche of the private placement. On June 11, 2020, the Issuer issued to the Reporting Person 12,677,490 shares of Common Stock and Warrants to acquire an additional 12,677,490 shares of Common Stock of the Issuer (the “Second Issuance”). The Warrants, at an exercise price per share of $2.50, are exercisable immediately and have a five year term. Each share of Common Stock and Warrant (together, a “Common Unit”) have been issued and sold together at price per Common Unit of $2.50. As a result of the Second Issuance, the Reporting Person acquired control of the Issuer, owning approximately 51.3% of the Issuer’s outstanding shares of Common Stock without the exercise of the Warrants. If the Reporting Person exercises the Warrants in their entirety, it will own approximately 67.8% of the Issuer’s outstanding shares of Common Stock.
At the Special Meeting, the Issuer’s stockholders approved an amendment to the Issuer’s Amended and Restated Certificate of Incorporation (the “Charter”) to renounce any interest or expectancy of the Issuer in, or in being offered an opportunity to participate in, any business opportunity that is presented to the Issuer’s directors, officers or stockholders (the “Corporate Opportunities Amendment”). Promptly following such vote, on June 10, 2020, the Issuer filed the Certificate of Amendment to the Charter with the Secretary of State of the State of Delaware to effect the Corporate Opportunities Amendment, effective upon filing.
The Reporting Person purchased the Common Stock and Warrants reported in this Amendment No. 1 for investment purposes.

Item 5. Interest in Securities of the Issuer
Item 5 in Schedule 13D is hereby amended and restated as follows:
(2)
The Reporting Person has sole voting power and sole dispositive power with regard to 28,000,000 shares of Common Stock, representing approximately 67.8% of the outstanding shares of Common Stock of the Issuer as of the date of this Schedule 13D, based on 14,614,073 shares of Common Stock outstanding as of April 30, 2020, as reported by the Issuer in its Form 10-Q filed on May 7, 2020 (which includes 1,322,510 shares of Common Stock issued by the Issuer to the Reporting Person at the First Issuance), plus (i) 12,677,490 shares of Common Stock issued by the Issuer to the Reporting Person on June 11, 2020 and (ii) Warrants to purchase an aggregate of 14,000,000 shares of Common Stock held by the Reporting Person following the Second Issuance. Except as set forth in Item 4, the Reporting Person did not acquire or sell any shares of Common Stock or other securities of the Issuer during the last 60 days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 12, 2020

INNOVIVA, INC.

By: /s/ Geoffrey Hulme
                Name: Geoffrey Hulme
                Title: Interim Principal Executive Officer